INVESTOR FAQ

Merger with AXIS Capital

1.	Why is AXIS Capital so strategically important for PartnerRe?

•	The merged company will create an insurance/reinsurance powerhouse with many financial benefits resulting from synergies, capital management and new growth opportunities, but most importantly the merger with AXIS will create a company capable of addressing the industry-wide changes facing PartnerRe and our peers. The merger addresses these changes in two key ways:

o	The merger provides diversification away from traditional reinsurance business, addressing the continued impact of the lack of large catastrophe losses, downward pressure on reinsurance rates and over-capitalization in the industry.

▪	AXIS provides such diversification opportunities and capabilities to PartnerRe in attractive primary insurance markets such as specialty insurance and accident and health.

o	The merger creates increased relevance of scale as clients increase focus on larger, more stable and more diverse reinsurers.

▪	AXIS, as well as delivering greater scale in our operations, also adds to our balance sheet strength to make the combined company more relevant to PartnerRe's clients.

•	Though PartnerRe would be able to face these changes on a standalone basis, it will be far better positioned to immediately address these together with AXIS under the merger. The merger will allow the combined company to be an early mover that will be incredibly well positioned to capitalize on these changing industry dynamics.

2.	Why do you expect the pro forma company to trade at a substantially higher multiple than where PartnerRe currently trades?

•	The combined company will be a global insurance/reinsurance powerhouse built to perform through secular and cyclical changes, which we are confident would be reflected in our valuation.

•	We expect our pro forma 2017E return on equity (“ROE”) before synergies to be 9.5%+, which is already where the peer average projected ROE stands. After synergies and additional growth initiatives, we expect the ROE to be above 12%, which would clearly position us as a market leader in terms of returns and support a higher multiple.

•	Furthermore, the enhanced scale and diversification will also lead to reduced volatility that would support a premium valuation relative to peers.

•	With the addition of primary insurance and strength in specialty lines, the combined company’s growth prospects will significantly improve, which will bolster our valuation.

•	The current valuation environment for (re)insurance is also depressed compared to long-term historical averages. We expect some reversion to mean trading levels over the coming years, particularly as interest rates increase.

3.	The $200+ million of pre-tax synergies seems large. How does PartnerRe plan to achieve such meaningful synergies?

•	Synergies are largely to be realized in corporate / back-office functions rather than in the business units.

•	The AXIS Capital and PartnerRe teams have been working together over the past months on integration planning and feel very comfortable with their ability to achieve, as a base case, the $200 million projection, with additional room for upside.

•	Both management teams have extensive experience in successful expense reduction initiatives.

4.	How do you arrive at the value of synergies of ~$15.00 per share. Can you clarify?

•	The synergies we project reflect their present value and fully capture the expected restructuring charges and revenue dis-synergies.

•	Synergies come largely from support / corporate functions, which can be reasonably achieved by 2017.

o	Terminal value is based on a conservative 10x terminal P/E multiple

o	Revenue attrition is reflected in the merged company’s management projections

5.	What is the basis for assuming incremental $60+ million pre-tax income resulting from third party capital initiatives? What is the expected timing to achieve?

•	Our plan includes the launch of a sizeable third party capital vehicle immediately post close of the merger with AXIS Capital, with $60 million+ of run-rate pre-tax income by 2017.

•	EXOR’s comparable example of Validus (2008-2009) is completely misleading and irrelevant. The Validus third party capital vehicle had a size, breadth and mix of business that is vastly different than the vehicle that will be imminently launched by PartnerRe / AXIS. Further, the industry has matured significantly since the Validus example. EXOR’s example is erroneous and misleading versus the comparables that we would reference (ACE, Arch).

•	Both organizations have increased their use of third party capital relationships in recent history and we are already matching catastrophe and non-catastrophe risk to third parties.

•	We are currently at different stages of execution across a broad range of third party capital opportunities and are confident in success across the range as we have long and deep management history with third party capital.

•	We view our estimate of $60+ million to be a conservative projection that does not fully capture the full potential of the vehicles, given the breadth of products and distribution capabilities of the combined company.

•	While we have high confidence in achieving the third party capital targets we have disclosed, we have conservatively excluded these initiatives from our base case plan.

6.	How do you justify your 2017 ROE targets?

•	Our baseline ROE of 8.6% is based upon standalone projections for both PartnerRe and AXIS, which we view as being realistic and very achievable.

o	We have a long track record of conservative projections and beating analyst estimates (PartnerRe has beaten analyst estimates in 17 of the last 20 quarters).

o	This baseline ROE also incorporates the benefit of a $750 million return of capital upon transaction close – representing the resumption of ordinary course capital management for the combined company that has been suspended for the first three quarters of 2015.

•	The synergies of $200 million are identified (adding an incremental ~1.4% to ROE), concrete and readily achievable (see Question 3. above).

•	Capital management through the end of 2017 will result in the return of 100% of operating earnings to shareholders, resulting in an enhaced return on the capital base of the combined company (adding an incremental ~1% to ROE).

o	Rating agencies have not only approved the $11.50 dividend and the $750 million return of capital on transaction close, but also the further return of 100% of operating earnings through the end of 2017, which results in an additional projected capital return of $2.2 billion+.

o	PartnerRe and AXIS hold capital at levels that are sufficient to grow the business while returning 100% of earnings to shareholders.

•	We view our estimate of $60+ million pre-tax income resulting from third party capital to be a conservative projection, and we are confident in success as we have long and deep management history with third party capital (see Question 5. above).

•	Incremental growth initiatives are all upside – we are not relying on them to make the case for our MOE.

The larger balance sheet and earnings base of the combined company will allow us to more fully capitalize on opportunities that are not available to smaller reinsurers/insurers.

7.	You reference a build-up of economic value to PartnerRe in the merged company of $155.50 – $178.50 that includes the value ascribed to reserve redundancies of ~$8.00 per share. Isn’t this already priced into PartnerRe’s multiple?

•	PartnerRe is well-known for its prudent reserving practices, and historically our reserves have been in excess of our peers, as reflected by reserve releases. PartnerRe’s reserve releases for each of the past three years have significantly exceeded its peers, measured as a percentage contribution to pre-tax income.

•	While many reinsurers / insurers have some level of redundancies, there is limited market visibility on potential reserve redundancies. For our value waterfall, we start from a book value per share that does not includethird party estimates of our potential reserve redundancy. We then apply a conservative peer average multiple that does not reflect these excess reserves that PartnerRe maintains above peer average.

•	The P / TBV multiple range that was referenced (1.16x) is based on a peer average, which does not take into account PartnerRe’s strong reserve position.

8.	Do you agree with the claims that AXIS Capital’s stock price is inflated by M&A speculation, since the market is betting the merger will not go through?

•	We can’t comment on speculation or the hypothetical impact this may or may not have on AXIS Capital‘s stock price. However, we firmly believe that our and AXIS Capital’s shareholders understand the benefits of the merger and this has been reinforced since our meetings with them where we provided further details on the benefits of the merger.

•	In M&A situations, a number of factors may drive changes in day-to-day stock prices, including the actions of arbitrageurs. However, when you look at the overall trend from the date of our original merger announcement until now, AXIS Capital’s stock price has moved relatively in line with other Bermuda (re)insurance companies.

EXOR Proposal

9.	Why can’t you declare that the EXOR offer will “reasonably likely be a ‘Superior Proposal’”, given EXOR claimed it has addressed all your key concerns?

•	The Board has a fiduciary duty to the company and its shareholders and after thoroughly evaluating both EXOR proposals, the Board determined that the price and terms of these proposals were not in the best interests of our shareholders.

•	A PartnerRe/AXIS Capital combination will create value well in excess of the EXOR proposal.

•	Precedent transactions, analyzed by any metric (e.g., book value, tangible book value, earnings, premiums), imply valuations well in excess of $137.50.

•	Cash consideration removes upside participation for PartnerRe shareholders in our company’s strong prospects.

•	EXOR rejected PartnerRe’s good faith offer to negotiate and stated that its $137.50 offer represented its “last and final proposal”, which meaningfully undervalues PartnerRe.

•	Although the second waiver PartnerRe received from AXIS Capital contained no restrictions on EXOR’s opportunity to engage with PartnerRe or conduct due diligence, EXOR set as a precondition to negotiations that PartnerRe must declare the EXOR offer “reasonably likely to be a ‘Superior Proposal’”, which was entirely unnecessary given the waiver from AXIS Capital.

10.	Can you walk us through the terms of the EXOR offer that make it unattractive?

•	First and foremost, we reiterate that EXOR’s offer undervalues PartnerRe.

•	In addition to undervaluing PartnerRe, the terms of the EXOR offer are unacceptable:

o	EXOR could simply “run out the clock” on the regulatory process – there is no customary regulatory termination fee.

o	The EXOR offer does not include contractual commitments from EXOR or its controlling shareholders to make required filings or an absolute commitment that EXOR, its shareholders and lenders are willing to do everything necessary to obtain regulatory clearances.

o	The lenders financing EXOR’s offer have a veto over “any agreement with any regulatory body with respect to the EXOR offer…which agreement is both (i) not required by the Merger Agreement; and (ii) materially prejudicial to the interests of the [EXOR lenders]”. This would give the lenders a veto over a wide range of commitments that regulators could be expected to require such as dividend restrictions, financial and operating limitations, and limitations on related party transactions and agreements.

o	It requires a significantly longer timeframe to close the EXOR deal – the transaction would not close this year. This exposes PartnerRe’s shareholders to heightened execution risk and does not compensate PartnerRe’s shareholders for earnings during that period.

o	PartnerRe’s shareholders would bear the expense of up to $315 million in termination fees paid to AXIS with no recourse or remedy against EXOR if the EXOR deal were to fail to close for any reason.

o	The deal protection provisions in the EXOR offer were inappropriate for an all cash transaction.

o	The EXOR offer exposes PartnerRe’s preferred holders to significantly greater risk and would also effectively nullify their voting power.

•	EXOR’s latest revised merger agreement, fourth since our initial engagement, finally addressed the risks of shell entities through an EXOR parent guarantee of payment and performance obligations, but the latest revised merger agreement did not address the regulatory risk. Specifically:

o	EXOR and its controlling family members who are required to obtain insurance regulatory approvals are still not obligated to do so;

o	EXOR’s financing sources continue to have approval rights over concessions made to regulators; and

o	EXOR has still not agreed to a reverse termination fee leaving PartnerRe and its shareholders exposed to the loss of the substantial benefits from the MOE with AXIS Capital in addition to the $315M termination fees payable to AXIS.

11.	If EXOR is prepared to pay $137.50 per share for PartnerRe after the breakup fee of $280 million (plus $35 million of expenses) has been paid to AXIS Capital, is the true value of the EXOR offer ~$6.40 per share higher (i.e. ~$143.90 per share)?

•	No. The value of the EXOR offer can only be judged by the consideration that reaches the hands of PartnerRe shareholders – which in this case is the $137.50.

•	While there may be other costs incurred by EXOR, these do not affect the value that is delivered to PartnerRe shareholders.

12. EXOR says in its June 16 presentation that their offer represents a 27% premium above PartnerRe’s last unaffected price of $114.14 (as of 1/23/15). How should we think about this premium level?

•	EXOR’s quoted 27% premium is misleading. It is based on a value per PRE share of $145.29 as stated in their presentation, which includes the break-up fee (which would not be received by PartnerRe shareholders) in addition to ordinary dividends (which shareholders would get anyways).

•	$137.50 per share is the value that EXOR is offering to PRE shareholders. This represents a 20% premium over PartnerRe’s last unaffected price before the merger with AXIS was announced (1/23/2015). If we were to adjust for stock price performance for peers since then, the implied premium would be less than 10%.

•	Furthermore, using only expected accumulation of net income and assuming very conservative valuation multiples, the EXOR offer would represent little to no premium to PRE shareholders.

Process

13.	What steps have been taken to negotiate with EXOR?

•	After EXOR announced its original $130.00 per share proposal, the Board authorized engagement with EXOR pursuant to a waiver from AXIS Capital.

•	Even though the price and terms of the EXOR proposal were unacceptable, the Board authorized engagement in good faith to seek improvements to the EXOR proposal.

•	Mr. Montupet and Mr. Elkann, EXOR’s Chairman and CEO, had a call during which Mr. Elkann expressed no flexibility on the proposed price. Nonetheless, they agreed to a possible meeting, subject to PartnerRe providing a proposed agenda.

•	PartnerRe sent EXOR a detailed agenda for an in-person meeting between Mr. Montupet and Mr. Elkann. The AXIS Capital waiver was subsequently extended to allow for this in-person meeting, due to Mr. Elkann’s inability to meet earlier.

•	PartnerRe’s and EXOR’s advisors had an in-person meeting and multiple calls during which a variety of issues were discussed, including EXOR’s proposed financing, due diligence, regulatory approvals and the terms of EXOR’s offer.

•	PartnerRe’s advisors provided detailed feedback on all the terms of EXOR’s offer to EXOR and its advisors.

•	EXOR’s advisors notified PartnerRe’s advisors that EXOR would not provide any further information or negotiate any terms of its proposal before conducting due diligence.

•	Mr. Elkann and Mr. Montupet met in person to discuss EXOR’s price and terms. Mr Elkann requested on numerous occasions that if PartnerRe rejected the EXOR proposal it do so publicly on the basis of price alone and without identifying the significant execution risks in EXOR’s proposal which had been identified by PartnerRe.

•	Mr. Elkann maintained that EXOR had no flexibility on price and that it would not negotiate the proposed terms unless PartnerRe would permit EXOR to start due diligence; Mr. Elkann indicated that due diligence would not lead to an increase in the level of the EXOR offer.

•	The PartnerRe Board concluded that the price and terms of the EXOR offer were unacceptable and provided no basis on which to conclude that the offer would be reasonably likely to lead to a superior proposal or to justify granting EXOR’s request to conduct due diligence.

•	After EXOR announced its revised no-due-diligence $137.50 per share offer, PartnerRe obtained another waiver from AXIS Capital to further engage with EXOR.

•	The waiver from AXIS Capital allowed for all necessary engagement and due diligence to determine whether EXOR was prepared to improve its offer to become a transaction that was in the best interests of PartnerRe shareholders.

•	In response to the Board’s invitation to engage, EXOR repeatedly and publicly stated that it had no flexibility on the $137.50 per share price.

•	EXOR has consistently refused to negotiate with PartnerRe pursuant to the waiver from AXIS Capital.

14.	EXOR claims when negotiating enhanced amalgamation terms, PartnerRe agreed to a more stringent definition of “superior proposal” which precludes EXOR. Is this claim correct?

•	EXOR’s claim that the amendment to the definition of “superior proposal” precludes EXOR’s offer or an approach from another interloper is simply not true.

•	The amendment to the definition of “superior proposal” was purely technical in nature and it did not, in any way, raise the bar on what constitutes a “superior proposal.”

•	The changes merely clarify that the Board of either company should consider certain fundamental aspects of any potential offer, such as regulatory and financing certainty of an offer, when determining whether such offer could be a “superior proposal.”

•	The clarificatory language simply reflects fundamental matters that the Board of either company would have considered in accordance with its fiduciary duties regardless of the amendment to evaluate any interloper offer (not just EXOR’s offer).

15.	Why didn’t you run a sale process or a market check?

•	As part of our regular review of the Company’s ability to execute on its strategic plan and long-term objectives, the Board actively considered various strategic options and a range of potential transactions, including a sale, the details of which we have clearly set out publicly.

•	Challenging market conditions and depressed valuations made pursuing a sale an imprudent option.

•	While we have not been approached by anyone but EXOR since announcing the merger with AXIS, in accordance with our fiduciary duties, should an unsolicited proposal present itself, we will consider it fully.

16.	Why did PartnerRe wait until June 1 to set the shareholder meeting date? EXOR claims that this created confusion in the public markets regarding the record date.

•	The PartnerRe board believed that setting the meeting date prematurely and then having to extend the meeting date would have caused unnecessary confusion in the market place, and our goal was to avoid any such confusion.

•	In choosing July 24 as the meeting date, the PartnerRe board selected the record date of May 18 (as opposed to selecting a pre-EXOR record date, which the Board had preserved the flexibility to do), which will allow EXOR to vote their common shares at the shareholder meeting.

17.	The breakup fee seems high by market standard -- what is the Board’s / Transaction Committee’s thought process in agreeing to that?

•	The breakup fee represents ~4.5% of our equity value, which is in line with past Bermuda-based transactions.

•	We do not think the breakup fee dis-incentivizes potential buyers from offering a competitive proposal. It was designed to ensure that both companies would complete the deal to the best of their abilities while providing compensation for injury to either party due to a failed merger.

•	As this transaction was structured as a merger of equals (a no premium deal), the barrier to an interloper is low.

18.	EXOR has said that David Zwiener is incentivized toward the AXIS Capital deal over other alternatives. Does Mr. Zwiener’s compensation not present him with a conflict of interest?

•	Our executive compensation is largely incentive-based to promote the interests of shareholders.

•	Mr. Zwiener’s compensation structure ensures successful implementation of the course of action determined unanimously by the PartnerRe Board after a thorough review of alternatives and discussions with legal advisors.

•	Mr. Zwiener’s compensation package permits him to consider the EXOR offer or any other potential interloper offer without conflict.

•	While Mr. Zwiener is eligible to receive a bonus upon the consummation of the AXIS transaction, Mr. Zwiener’s contract provides a discretionary bonus that is not contingent on the consummation of the AXIS transaction.

•	This discretionary bonus allows the PartnerRe Board to adequately compensate Mr. Zwiener for his service and efforts in the event that the AXIS transaction, for whatever reason (including by reason of an interloper transaction), is not consummated.

•	Mr. Zwiener’s compensation package was designed with reference to the prior CEO’s package, which was benchmarked to comparable packages.

•	It is also worth noting that the EXOR offer would provide a cash-out value for Mr. Zwiener’s equity awards and shares held equal to approximately $5.4 million. This would be in addition to any discretionary bonus granted by the Board in such an event. So it can be seen that there is high motivation for Mr. Zwiener to drive successful completion of a transaction with EXOR should the Board later determine that to be in the best interests of the shareholders.

19.	Have you been approached by other buyers? Would you consider an offer from another buyer?

•	No, we have not been approached by anyone but EXOR. In accordance with our fiduciary duties, should an unsolicited proposal present itself, as it did with EXOR, we will consider it fully.

20.	Why did Jean-Paul Montupet negotiate his own position as Chairman of the combined company?

•	As the transaction is a merger of equals, it was natural for the offer of Chairman for Mr. Montupet to come from AXIS Capital, given that the companies agreed that Mr. Benchimol should serve as the CEO of the combined company.

•	In order to minimize disruption to the company in the period following closing, AXIS Capital suggested that Mr. Benchimol’s position as CEO be secured for three years.

•	Again, given the concept of a merger of equals, it made sense to extend this to Mr. Montupet’s position as Chairman.

•	It is worth noting that these were the only positions that were agreed and formalized as terms of the amalgamation agreement. In other MOEs, there are often multiple management and board positions that are formalized.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,”

“aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.